Filed pursuant to Rule 424(b)(3)

Registration #333-112750

A REIT, INC.

Supplement No. 2 dated November 12, 2004

to the Prospectus dated September 17, 2004

      This Supplement No. 2 supplements, modifies and supercedes some of the information contained in our prospectus dated September 17, 2004 and our Supplement No. 1 dated October 12, 2004. Unless we define a term in this Supplement No. 2, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 2 to “us,” “we” or “our company” mean A REIT, Inc. and A REIT, L.P., unless the context otherwise requires.

Suspension of Offering of Common Stock

      In consideration of current real estate market conditions and the regulatory environment, effective November 11, 2004, our Board of Directors determined to suspend our public offering of shares of common stock. As of November 11, 2004, we have not sold the minimum offering of 200,000 shares aggregating at least $2,000,000 required to break escrow and accept subscriptions in accordance with our prospectus dated September 17, 2004. As such, none of the shares will be sold and all funds tendered to the escrow agent will be refunded in full to each subscriber, plus interest income earned and without deducting for escrow expenses, in accordance with our prospectus. Since escrow funds will be returned and no shares of common stock issued, there will be no stock outstanding as of the previously declared November 30, 2004 record date and, therefore, no distributions will be paid. Our Board of Directors will continue to meet and evaluate our company’s options on a quarterly basis, including reopening or terminating the offering.

      In conjunction with the decision to suspend our public offering, the Board of Directors determined that we will not acquire the Satellite Place property in Atlanta, Georgia. Although our advisor made deposits on our behalf in contemplation of this acquisition, we will not be required to refund those deposits.